EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2009	2008	2007
	(In thousands)
Earnings Before Fixed Charges
Earnings from continuing operations before non-controlling interest or tax	$(75,695)	$(61,361)	$(16,534)
Capitalized interest	(1,076)	(2,655)	(4,614)
Depreciation of capitalized interest	16	30	262
Non-controlling interest	(60)	(311)	(160)

Total earnings before fixed charges	$(76,815)	$(64,297)	$(21,046)

Fixed Charges
Interest expense includes discontinued operations	$125,903	$102,675	$79,403
Capitalized interest includes discontinued operations	1,076	2,655	4,765

Total Fixed Charges	$126,979	$105,330	$84,168

Total Earnings & Fixed Charges	$50,164	$41,033	$63,122

Ratio of earnings to fixed charges	0.40	0.39	0.75
Deficiency	$(76,815)	$(64,297)	$(21,046)